                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 Maritrans Inc.
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                       (Name of Subject Company (Issuer))

                            Maritrans Inc. (Offeror)
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            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)

                                    570363101
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                      (CUSIP Number of Class of Securities)

                               Walter T. Bromfield
                                 Maritrans Inc.
                                Two Harbour Place
                       302 Knights Run Avenue - 12th Floor
                                 Tampa, FL 33602
                                 (813) 209-0600
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           (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                             Howard L. Meyers, Esq.
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                           Philadelphia, PA 19103-2921
                                 (215) 963-5000

                            Calculating of Filing Fee
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Transaction Valuation*                 |    Amount of Filing Fee
                     $25,000,000       |                        $5,000
                                       |
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* Estimated for purposes of calculating the amount of the filing fee only.
  This amount assumes the purchase of 2,000,000 shares of common stock, par value $.01 per share, at the maximum tender offer price of $12.50 per share in cash.

   |_| Check the box if any part of the fee is offset as provided by Rule
       0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:        N/A
                                      -----------------------------
       Form of Registration No.:      N/A
                                      -----------------------------
       Filing Party:                  N/A
                                      -----------------------------
       Date Filed:                    N/A
       ------------------------------------------------------------

   |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

       |_|    third-party tender offer subject to Rule 14d-1.
       |X|    issuer tender offer subject to Rule 13e-4.
       |_|    going-private transaction subject to Rule 13e-3.
       |_|    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

       This Tender Offer Statement on Schedule TO relates to the tender offer by Maritrans Inc., a Delaware corporation, to purchase up to 2,000,000 shares of its outstanding common stock, par value $.01 per share, or such fewer number of shares as are properly tendered and not properly withdrawn. Maritrans is offering to purchase these shares at a price not greater than $12.50 per share nor less than $11.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Maritrans' offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 17, 2001, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

       This Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

       The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively, is incorporated in this Schedule TO by reference, in answer to items 1 through 11 of this Tender Offer Statement on Schedule TO.

ITEM 10.          FINANCIAL STATEMENTS. Not applicable.


ITEM 12.          EXHIBITS
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(a)(1)(A)         Offer to Purchase, dated December 17, 2001

(a)(1)(B)         Letter of Transmittal

(a)(1)(C)         Notice of Guaranteed Delivery

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 17, 2001

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated
                  December 17, 2001

(a)(1)(F) Guidelines for Certification of Taxpayer Identification on Substitute Form W-9

(a)(2)-(a)(4)     Not applicable

(a)(5)(A) Letter to Stockholders from the Chief Executive Officer and the Chairman of the Board, dated December 17, 2001

(a)(5)(B)         Press Release dated December 17, 2001

                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       /s/ Walter T. Bromfield
                                                       -------------------------
                                                       Walter T. Bromfield
                                                       Treasurer and Controller


                                                       December 17, 2001

                                  EXHIBIT INDEX


(a)(1)(A)         Offer to Purchase, dated December 17, 2001

(a)(1)(B)         Letter of Transmittal

(a)(1)(C)         Notice of Guaranteed Delivery

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 17, 2001

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated
                  December 17, 2001

(a)(1)(F) Guidelines for Certification of Taxpayer Identification on Substitute Form W-9

(a)(2)-(a)(4)     Not applicable

(a)(5)(A) Letter to Stockholders from the Chief Executive Officer and the Chairman of the Board, dated December 17, 2001

(a)(5)(B)         Press Release dated December 17, 2001